

A BETTER
BLUCORA

SUPPLEMENTAL SLIDES

In Response to Blucora's March 31st Presentation

PREPARED BY ANCORA – APRIL 2021

www.ABetterBlucora.com

PRESENTATION DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Ancora Catalyst Institutional, LP and its affiliates (collectively, "Ancora") and are based on publicly available information with respect to Blucora, Inc. ("Blucora" or the "Company"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ancora expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

ANCORA NOMINEE FREDERICK DISANTO IS FULLY COMMITTED TO HELPING BUILD A BETTER BLUCORA

The Board's apparent disregard for stockholders is evidenced by the fact that it is attempting to throw cold water on Mr. DiSanto's experience

What Is Ancora's Proxy Contest About?

ANCORA'S PROPOSITION / CLAIM		KEY FACTS
Who?	Ancora, a ~3% shareholder	Ancora bought its first shares of Blucora stock in November 2020
	Four highly qualified nominees	• Three of Ancora's nominees are close associates and live within 30 minutes of each other outside of Cleveland • Mr. DiSanto is overboarded, the CEO of a competitor and, as a member of other public company boards, does not seem to have created value for shareholders • The other Ancora candidates do not have any public company experience
What?	Seeking to replace nearly half of Blucora's independent directors	The Board has already added four new, highly qualified independent directors since March 2020
Why?	Incumbent Board failed to take proactive steps to help preserve and create value	The Board replaced the CEO and CFO, supported the new CEO as he rebuilt the senior management team, refreshed the Board and oversaw the development of new strategic initiatives and a refined business strategy
	Incumbent Board has not considered alternative business configurations	The Board had six meetings in a year to look at business configuration and strategy, with the assistance of independent financial advisors

91

BLUCORA

- Mr. DiSanto resigned as Chief Executive Officer ("CEO") of Regional Brands Inc. in anticipation of serving on Blucora's Board

- Mr. DiSanto is committed to taking other actions to avoid being deemed as "over-boarded"

- The investment advisory firms of Blucora and Ancora offer different products, to different clientele, through different marketing channels – Mr. DiSanto is not a "CEO of a competitor"

Mr. DiSanto has already stepped down as CEO of Regional Brands Inc. and is willing to resign from other board directorships to ensure he has ample time to focus on Blucora's most urgent needs

DEBUNKING BLUCORA'S SECOND ATTEMPT TO MISCAST MR. DISANTO'S TRACK RECORD

The Company's presentation wrongfully attributes unrelated total stockholder return ("TSR") figures to Mr. DiSanto and includes numerous companies in which Ancora was not involved as an engaged investor



Blucora's Flawed TSR Analysis for Mr. DiSanto



FACT: Mr. DiSanto's Board tenure TSR is up 9% vs. Russell 3000

Source: FactSet; Blucora presentation date March 31, 2021. Adjusted Regional Brands' TSR calculation to reflect last trade on February 9, 2021.

STOCKHOLDERS SHOULD NOT BE MISLED BY THE INCUMBENTS' ATTEMPTS TO CONVENIENTLY RECAST THEIR SAME SYNERGY-FOCUSED STRATEGY AS "NEW"

In May 2019, Blucora's prior management team publicly detailed the strategy shift at TaxAct during the Company's 1Q2019 earnings call

FACT: 5 months before Blucora's purported strategy pivot in September 2019, prior management publicly stated that the multi-year process of taking price to improve monetized unit economics had reached its end point and that the focus would be driving organic growth through unit increases rather than pricing going-forward – highlighting that they would be targeting quality free units with a focus on lifetime value

As we look ahead, there's some changes we'd expect to see as a result of Curtis's leadership as well as the fruits of the progress we've been able to make over the past few seasons. This is because we have never been more clear on the steps necessary to restore this business as strong organic growth with a reduced dependence on list price increases.

We will really lean into the customer and their experience as they use unlock what is most valuable to them.

We will accelerate our investment in technology, in particular, the timing of our code [refactoring] work to complete over the next 2 years. We will continue to evolve our BluPrint solution to leverage a tremendous potential to uncover opportunities for customers.

We will aim to continue to build on our partnership strategy. One of the change you may see is an increased return back to the free market. Over the past few seasons, we have pivoted our focus away from free. Our goal is to pick the most attractive segments of the market. We could be the most effective and drive the highest lifetime value customers. And for us, to serve the monetized units and a focus on those customers willing to pay us in year 1.

While we've been committed to creating attractive economics on the monetized side. And as noted, we've made dramatic progress in this regard. This has naturally come at a cost to overall units as well as monetized units as it's hard to grow units at the same time as raising prices. Now that we have built a healthier business with better lifetime value and attractive economics on monetized units, we believe we can now afford open back up to free.

[Few] years ago, it would not have sense, but our improved economic footing point is to look to grow quality monetized units as well as quality free units. Overall, we're already very excited about our plans for next year. While we're just a short time out of this past tax season and there's a long way to go next year, I wouldn't be surprised if year-over-year change improvement next year is the most significant in our history. More to come on that.

- John S. Clendening, Blucora President, CEO & Director on the Company's May 8, 2019 earnings call

Source: S&P Global Market Intelligence; BLUCORA, INC. FQ1 2019 EARNINGS CALL, MAY 08, 2019.

BLUCORA CANNOT BLAME THE PANDEMIC FOR TAXACT'S UNDERPERFORMANCE





Despite the elongated tax season and requisite incremental marketing costs, TurboTax was able to convert this into significant revenue and EBITDA growth while maintaining its historical margin profile

Source: Company filings.

BLUCORA CONTRADICTS ITSELF WHEN TRYING TO DEFEND AVANTAX FINANCIAL PROFESSIONAL ATTRITION

The Company's presentation boasts that Avantax is "trending better" than the 10-20% industry attrition rate... but the reality is that Blucora has experienced a <u>30% financial professional attrition rate</u>



THE REALITY




High-priced external advisor "spin"

Note: Current financial professional count as of 12/31/20 is 3,770 per Company filings.

7

BLUCORA'S CLAIM THAT WEALTH MANAGEMENT ACQUISITIONS HAVE CREATED VALUE FOR STOCKHOLDERS IS ABSURD

This statement implies that the value of the businesses is more than what Blucora originally paid for them, despite an impairment charge of $320 million in total

Our Wealth Management Acquisitions Have Created Value

We believe our wealth management business is significantly more valuable today than the aggregate acquisition cost

Acquisitions

The combination of our larger wealth management acquisitions has created our Avantax business – a tax-focused Broker-Dealer combined with a tax-focused Registered Investment Advisor (RIA)

- We are working to have a more scalable platform to support organic growth by integrating the businesses
- We have harmonized pricing and fee structures to align the business to customers' needs, where the industry is going and to create value for our financial professionals and Avantax
- We have retained key personnel (while refining a streamlined organization) and experienced expected attrition among financial professionals

Goodwill

The goodwill impairment charge for these businesses in 2020 does not demonstrate that the acquisitions were overpriced or that the business is not more valuable today than when we acquired the companies

- The goodwill impairment test was conducted in March 2020, in accordance with GAAP accounting requirements, at the depth of the pandemic-related market decline in 2020, which negatively impacted key wealth management business drivers such as client asset levels and interest rates
- The goodwill impairment charge factored in conservative assumptions

21 BLUCORA

- Blucora has taken a total goodwill impairment charge of ~$320 million related to just HD Vest and 1st Global representing >40% of the total $780 million transaction value of the two deals
- Total acquisition and integration expenses for 1st Global and HK Financial Services deals were $31.1 million in 2020 and $25.8 million in 2019 for a total of $56.9 million
  - This represents ~17% of the total ~$340 million transaction value, ~28% of the total ~$206 million acquired revenue and ~250% of the $23 million acquired EBITDA

Stockholders had to stomach an additional $57 million in expenses just to integrate two acquisitions

Source: Company filings.

VOTE ON THE WHITE PROXY CARD



www.ABetterBlucora.com